Exhibit 8

Amcor’s Significant Subsidiaries as at December 20, 2004 were:

	Country of Incorporation	Percentage Held by Parent Entities
Amcor Investments Pty. Ltd.	Australia	100%
Amcor Packaging (New Zealand) Ltd.	New Zealand	100%
Amcor Packaging (U.S.A.), Inc.	U.S.A.	100%
Amcor Sunclipse – North America, Inc.	U.S.A.	100%
Amcor Europe	United Kingdom	100%
Amcor Packaging Asia Pty. Ltd.	Australia	100%
Amcor Packaging (Australia) Pty. Ltd.	Australia	100%
Amcor European Holdings Pty. Ltd.	Australia	100%
Amcor European Consolidated Holdings Limited	Cyprus	100%
Amcor Holding	United Kingdom	100%
Amcor Flexibles A/S	Denmark	100%